EMERA INCORPORATED
5151 Terminal Road

Halifax NS Canada

B3J 1A1
Telephone: (902) 450-0507

September 25, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:

Emera Incorporated, EUSHI Finance, Inc. and Emera US Holdings Inc.
Registration Statement on Form F-10 and Form F-3

Filed September 25, 2025
Form F-10 Registration File No. 333-290502 and Form F-3 Registration File No. 333-290501

Dear Sir/Madam:

Pursuant to Rule 467(b) and Rule 461 under the Securities Act of 1933, as amended, (i) Emera Incorporated hereby respectfully requests effectiveness of the above-captioned Registration Statement on Form F-10 at 5:00 p.m., Eastern Time, on September 26, 2025 or as soon thereafter as practicable and (ii) EUSHI Finance, Inc. and Emera US Holdings Inc. (collectively with Emera Incorporated, the “Registrants”) hereby respectfully request effectiveness of the above-captioned Registration Statement on Form F-3 at 5:00 p.m., Eastern Time, on September 26, 2025 or as soon thereafter as practicable. The notification of clearance for the prospectus included in the Registration Statement from the Nova Scotia Securities Commission is attached hereto as Exhibit A.

The Registrants request to be notified of such effectiveness by a telephone call to Stephen A. Byeff of Davis Polk & Wardwell LLP at (212) 450-4715.

Very truly yours,

Emera Incorporated

By:	/s/ Brian C. Curry
	Name:	Brian C. Curry
	Title:	Corporate Secretary

EUSHI Finance, Inc.

By:	/s/ Brian C. Curry
	Name:	Brian C. Curry
	Title:	Corporate Secretary

Emera US Holdings Inc.

By:	/s/ Brian C. Curry
	Name:	Brian C. Curry
	Title:	Secretary

Exhibit A

Securities Commission	Suite 400, Duke Tower 5251 Duke St., P. O. Box 458 Halifax, NS B3J 2P8

NOTIFICATION OF CLEARANCE

Re: Emera Incorporated – SEDAR+ filing no. 6341140

In accordance with section 4.3 of Companion Policy 71-101CP to National Instrument 71-101 The Multijurisdictional Disclosure System, a Notification of Clearance is hereby issued in respect of the registration statement on Form F-10 of Emera Incorporated dated September 25, 2025, relating to the offering by EUSHI Finance, Inc. to issue one or more series of senior and/or subordinated unsecured debt securities (Debt Securities), in an aggregate principal amount of up to US$3,000,000,000 (or the equivalent in other currencies) or, if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate issue price of US$3,000,000,000 (or the equivalent in other currencies), during the 25-month period that the short form base shelf prospectus, including any further amendments hereto, remains valid. The Debt Securities will be guaranteed on a senior and/or subordinated, unsecured basis, jointly and severally by Emera Incorporated, a Nova Scotia company, and Emera US Holdings Inc., a Delaware corporation.

DATED at Halifax this 25th day of September 2025.

“Abel Lazarus”
Abel Lazarus
Director, Corporate Finance

Bus: 902-424-7768 • Fax: 902-424-4625 • nssc.novascotia.ca